Mail Stop 4628
                                                           April l, 2019

Robert M. Roosa
Chief Executive Officer
Brigham Minerals, Inc.
5914 W. Courtyard Drive, Suite 100
Austin, TX 78730

       Re:    Brigham Minerals, Inc.
              Registration Statement on Form S-1
              Response dated March 27, 2019
              File No. 333-230373

Dear Mr. Roosa:

      We have reviewed your March 27, 2019 correspondence and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Pro Forma Financial Statements, page F-2

2. Pro Forma Adjustments and Assumptions, page F-8

(a)

1. We note your disclosure indicating that Brigham LLC will repay outstanding borrowings under the credit facility of $175 million as of December 31, 2018. Please reconcile this detail with the pro forma adjustment showing a repayment of $168.5 million of long-term debt and $2.2 million of current portion of debt.

2. We note that you present a $38.8 million pro forma increase in cash equivalents as adjustment (a). Please expand the corresponding note to your pro forma financial statements to quantify and distinguish between the cash and non-cash items discussed to more clearly indicate the composition of this adjustment.
 Robert M. Roosa
Brigham Minerals, Inc.
April 1, 2019
Page 2


3. Given your disclosures on pages 59 and 62, indicating borrowings under your credit facility have increased to $185 million subsequent to year-end, please expand your pro forma disclosures to describe any material effects associated with this change and any other changes that are not currently reflected in the pro forma presentation.

 (d)

4. We note that you classified the non-controlling interest in Brigham LLC as a component of permanent equity. We also note that the redemption rights of the unit holders outlined on page 16 include the possibility of receiving cash in lieu of Class A common stock in a redemption scenario. Given the organizational chart on page 17, showing that existing owners will have a controlling interest in Brigham Minerals, Inc., and thereby an indirect controlling interest in Brigham Minerals Holdings, LLC, tell us how you have considered their ability to opt for cash redemption via their controlling interests in applying the guidance in FASB ASC 480-10-S99-3A, and classifying the non-controlling interest within permanent equity.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters. Please contact Karina Dorin, Staff Attorney, at (202)
551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any other questions.

                                                            Sincerely,

                                                            /s/ John Reynolds

                                                            John Reynolds
                                                            Assistant Director
                                                            Office of Natural
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